MECHEL REPORTS 2009 FIRST HALF FINANCIAL RESULTS

— Revenues amounted to $2.46 billion —
— Operating loss amounted to $40.9 million —
— Net loss amounted to $471.4 million —

Moscow, Russia – November 9, 2009 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the first half ended June 30, 2009.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented on the first half results: “The second quarter, most difficult period of the world’s financial crisis, proved that Mechel has chosen right way to overcome the difficult situation. Though our pre-crisis priced contracts mostly expired already in the first quarter, we managed to sustain stable cash flows, restructure most of our debt portfolio with international banks syndicate, restore pre-crisis capacity utilization in steel segment, continue implementing a number of key investment projects. The vertically integrated structure of Mechel again has proved its reliability even in the times of deep markets decline, allowing us to end the quarter with positive EBITDA.”

Consolidated Results for the first half of 2009

			Change
US$ thousand	1H 2009	1H 2008	Y-on-Y
Revenues from external customers	2,460,220	5,349,246	-54.0%

Intersegment sales	346,533	791,420	-56.2%

Net operating income	(40,943)	1,606,384	-102.5%

Net operating margin	-1.7%	30.0%	-

Net income	(471,378)	1,101,773	-142.8%

EBITDA(1)	(104,335)	1,879,919	-105.5%

EBITDA margin(1)	-4.2%	35.1%	-

EBITDA, FX adjusted(1)(2)	183,499	1,746,464	-89.5

(1)	See Attachment A.

(2)	For comparison convenience the EBITDA is also provided without correction of Forex gain/loss

			Change
US$ thousand	2Q 2009	1Q 2009	Q-on-Q
Revenues from external customers	1,280,816	1,179,404	8.6%

Intersegment sales	173,349	173,184	0.1%

Net operating income	(54,725)	13,782	-497.1%

Net operating margin	-4.3%	1.2%	-

Net income	219,322	(690,700)	131.8%

EBITDA(1)	369,960	(474,295)	178.0%

EBITDA margin(1)	28.9%	-40.2%	-

EBITDA, FX adjusted(1)(2)	65,864	117,635	-44.0%

(1)	See Attachment A.

(2)	For comparison convenience the EBITDA is also provided without correction of Forex gain/loss

Net revenue in the second quarter of 2009 increased by 8.6% to $1.28 billion compared to $1.18 billion in the first quarter of 2009, reflecting beginning of production volumes recovery. Meanwhile operating loss amounted to $54.7 million versus operating income of $13.8 million in the first quarter of 2009.

In the second quarter of 2009, Mechel reported consolidated net income of $219.3 million compared to consolidated net loss of $690.7 million in the first quarter of 2009.

Consolidated EBITDA in the second quarter of 2009 amounted to $370.0 million. Depreciation, depletion and amortization in the second quarter of 2009 were $97.0 million, an increase of 28.7% over $75.4 million in the first quarter of 2009.

Mining Segment Results

			Change
US$ thousand	1H 2009	1H 2008	Y-on-Y
Revenues from external customers	674,865	1,709,289	-60.5%

Intersegment sales	104,764	375,021	-72.1%

Operating income	62,633	917,433	-93.2%

Net income	(16,072)	630,701	-102.5%

EBITDA*	181,305	1,063,512	-83.0%

EBITDA margin**	23.3%	51.0%	—

* — See Attachment A.
** — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

			Change
US$ thousand	2Q 2009	1Q 2009	Q-on-Q
Revenues from external customers	330,629	344,236	-4.0%

Intersegment sales	53,014	51,750	2.4%

Operating income	12,625	50,008	-74.7%

Net income	49,724	(65,796)	175.6%

EBITDA	139,460	41,845	233.3%

EBITDA margin*	36.4%	10.6%	—

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

	1H 2009, thousand	2Q 2009, thousand
Product	tonnes	tonnes	2Q2009 vs. 1Q 2009
Coal	6,429	2,991	-13

Coking coal	2,280	1,237	+19

Steam coal	4,149	1,755	-27

Coal concentrate*	3,129	1,736	+25

Coking	2,093	1,221	+40

Steam	1,036	524	+2

Iron ore concentrate	1,954	1,073	+22

* The coal concentrate has been produced from the part of the raw coal output.

Mining segment revenue from external customers for the second quarter of 2009 totaled $330.6 million, or 25.8% of consolidated net revenue, a decrease of 4.0% over net segment revenue from external customers of $344.2 million in the first quarter of 2009.

As of June 30, 2009, Mechel’s acquisition of Bluestone Coal Group companies was accounted for on a tentative basis subject to the finalization of assets appraisals and consideration paid measurement. Specifically, the Group has not yet determined the appropriate values of the Preferred Shares issued, the CVR and the Drilling program related contingent payments (the components of the consideration paid); and the allocation of the purchase consideration to the assets of the BCG companies acquired and liabilities incurred has not been completed. As of the appropriate acquisition date, the estimated amounts of Bluestone Coal Group companies non-current assets were $175,318, and total assets and liabilities amounted to $277,800 and $205,416, respectively. Assets and liabilities are currently accounted for based on their historic values rather than appraised amounts.
Goodwill arising on the acquisition of Bluestone Coal Group companies tentatively amounted to $999,561. Specifically the majority of the existing goodwill is expected to be primarily allocated to mineral licenses based on the ongoing third-party valuation.

Operating income in the mining segment in the second quarter of 2009 decreased by 74.7% to $12.6 million, or 3.3% of total segment revenue, compared to operating income of $50.0 million in the first quarter of 2009. EBITDA in the mining segment in the second quarter of 2009 totaled $139.5 million, an increase of 233.3% over segment EBITDA of $41.8 million in the first quarter of 2009. The EBITDA margin for the mining segment increased from 10.6% for the first three month of 2009 to 36.4% in the second quarter of 2009. Depreciation, depletion and amortization in mining segment amounted to $49.1 million, an increase of 28.9% over $38.1 million in the previous quarter.

Mechel’s Senior vice-president Vladimir Polin commented on the mining segment operating results: “The mining segment’s results in the second quarter were largely affected by significant decline of export prices, for most of the previous year’s contracts, signed at the pike of the market, already expired in the first quarter. Also after acquiring in may 2009 the Bluestone company in USA, we had to temporary shut down production there in order to reorganize its operations and sales system according to our standards and due to expiration of old contracts. All this also resulted in the decline of the financial performance of the segment in the second quarter. At the same time in the second quarter we got new international price benchmarks for coking coal and managed to sign new long term contracts with Chinese, Japanese and South Korean companies. That allowed us to boost capacity utilization in coking coal concentrate later and start returning them back to the pre-crisis levels, which was demonstrated in our nine-months operational results. At Bluestone we have already surpassed the previous maximum production levels in coking coal concentrate. All this gives us reason to believe, that for our mining segment the worst part of 2009 is over and we will witness only improvement of the segment’s performance later.”

Steel Segment Results

			Change
US$ thousand	1H 2009	1H 2008	Y-on-Y
Revenues from external customers	1,397,854	3,004,173	-53.5%

Intersegment sales	76,845	140,325	-45.2%

Operating income	(158,694)	598,896	-126.5%

Net income	(321,507)	467,678	-168.7%

EBITDA*	(180,816)	771,290	-123.4%

EBITDA margin**	-12.3%	24.5%	—

* — See Attachment A.
** — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

			Change
US$ thousand	2Q 2009	1Q 2009	Q-on-Q
Revenues from external customers	754,700	643,154	17.3%

Intersegment sales	35,147	41,698	-15.7%

Operating income	(73,506)	(85,188)	13.7%

Net income	36,591	(358,098)	110.2%

EBITDA	79,452	(260,268)	130.5%

EBITDA margin*	10.1%	-38.0%	—

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

	1H 2009, thousand	2Q 2009, thousand
Product	tonnes	tonnes	2Q2009 vs. 1Q 2009
Coke	1,263	723	+34

Pig iron	1,651	965	+41

Steel	2,497	1,397	+27

Rolled products	2,412	1,341	+25

Hardware	297	173	+40

Revenue from external customers in Mechel’s steel segment increased by 17.3% in the second quarter of 2009 and amounted to $754.7 million, or 59% of consolidated net revenue, from $643.2 million, or 58.9% of consolidated net revenue, in the first quarter of 2009.

In the second quarter of 2009 the steel segment operating loss was $73.5 million, versus operating loss of $85.2 million in the first quarter of 2009. EBITDA in the steel segment in the second quarter of 2009 amounted to $79.5 million, compared to EBITDA of -$260.3 million in the first quarter of 2009. The EBITDA margin of the steel segment increased to 10.0% in the second quarter of 2009 compared to -38.0% in the first quarter of 2009. Depreciation, depletion and amortization in steel segment increased by 9.1% from $26.4 million in the first quarter of 2009 to $28.8 million in the second quarter of 2009.

Commenting the results of the steel segment Vladimir Polin noted: “We are glad to note that Mechel’s steel segment managed to restore its pre-crisis production levels already during second quarter 2009, and in some products even slightly improved them. Also big work was conducted to further optimize the whole system of steel sales in the group. As a result, we have improved the operational income of the segment and significantly reduced accounts receivable, thus improving operational cash flows for the period. In the crisis times, demanding special focus on the production efficiency, we continue to increase the higher value-added products output, reducing volumes of semi-finished sales. We estimate, that the trader destocking is over and their inventories are at their bottom levels. For example, the rebar inventories in Russia reduced during six months by 26%, and Mechel-Service managed to reduce them by 38%. In the third quarter we witnessed growth in demand for all of our export products in Middle-East and South-East Asia. We will continue to focus tightly on our cost side of the steel business, securing its platform for further improvements in performance.”

Ferroalloy Segment Results

			Change
US$ thousand	1H 2009	1H 2008	Y-on-Y
Revenues from external customers	130,988	278,275	-52.9%

Intersegment sales	19,419	92,501	-79.0%

Operating income	(30,341)	84,925	-135.7%

Net income	(202,609)	38,968	-619.9%

EBITDA*	(154,044)	98,426	-256.5%

EBITDA margin**	-102.4%	26.6%	—

* — See Attachment A.
** — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

			Change
US$ thousand	2Q 2009	1Q 2009	Q-on-Q
Revenues from external customers	77,129	53,859	43.2%

Intersegment sales	12,344	7,075	74.5%

Operating income	(5,539)	(24,802)	77.7%

Net income	126,082	(328,691)	138.6%

EBITDA	153,193	(307,237)	149.9%

EBITDA margin*	171.2%	-504.2%	—

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output

	1H 2009, thousand	2Q 2009, thousand
Product	tonnes	tonnes	2Q2009 vs. 1Q 2009
Nickel	7.1	4.2	+45

Ferrosilicon	44	21	-9

Ferrochrome	23.3	15.6	+103

Ferroalloy segment revenue from external customers for the second quarter of 2009 amounted to $77.1 million, or 6.0% of consolidated net revenue, an increase of 43.2% compared with segment revenue from external customers of $53.9 million, or 5% of consolidated net revenue, in the first quarter of 2009.

Operating loss in the ferroalloy segment in the second quarter of 2009 was $5.5 million, versus operating loss of $24.8 million in the previous quarter. EBITDA in the ferroalloy segment for the second quarter of 2009 was $153.2 million, compared to segment EBITDA of -$307.2 million in the first quarter of 2009. The EBITDA margin of the ferroalloy segment increased amounted to 171.2% in the second quarter of 2009. For ferroalloy segment depreciation, depletion and amortization in the second quarter of 2009 was $15.5 million, an increase of 142.2% over $6.4 million in the first quarter of 2009.

Vladimir Polin noted: «In the second quarter of 2009 an environment on Mechel’s ferroalloy segment key distribution markets has improved materially. Given that we concurrently managed to significantly decrease costs and to put our ferroalloy plants to 100% capacity utilization quite promptly, the segment demonstrated an expansive growth of all financial indicators. Currently we go forward with realization of package of measures focused on Mechel’s ferroalloy assets efficiency improvement. We already managed to achieve projected output rate at Tikhvin Ferroalloy Plant, that produces ferrochrome, and to significantly increase production of chromite ore concentrate at Voskhod mining and processing plant that in turn will result in further growth of segment results».

Power Segment Results

			Change
US$ thousand	1H 2009	1H 2008	Y-on-Y
Revenues from external customers	256,513	357,509	-28.2%

Intersegment sales	145,505	183,574	-20.7%

Operating income	12,337	23,126	-46.7%

Net income	(4,311)	7,193	-159.9%

EBITDA*	19,048	35,916	-47.0%

EBITDA margin**	4.7%	6.6%	—

* — See Attachment A.
** — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

			Change
US$ thousand	2Q 2009	1Q 2009	Q-on-Q
Revenues from external customers	118,358	138,155	-14.3%

Intersegment sales	72,844	72,661	0.3%

Operating income	213	12,124	-98.2%

Net income	(4,556)	245	-1,959.6%

EBITDA	5,147	13,901	-63.0%

EBITDA margin*	2.7%	6.6%	—

* — EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output

		1H 2009, thousand	2Q 2009, thousand
Product	Units	tonnes	tonnes	2Q2009 vs. 1Q 2009
Electric power generation	ths. kWh	1,573,506	674,197	-25

Heat power generation	Gcal	3,068,432	966,225	-54

Mechel’s power segment revenue from external customers for the second quarter of 2009 decreased by 14.3% to $118.4 million, or 9% of consolidated net revenue, compared to $138.2 million of segment revenue from external customers, or 12% of consolidated net revenue, in the first quarter of 2009.

Operating income in the power segment in the second quarter of 2009 was $213 thousand, a decrease of 98.2% compared to operating income of $12.1 million in the first quarter of 2009. EBITDA in the power segment in the second quarter of 2009 decreased 63.0% totaling $5.1 million, compared to EBITDA of $13.9 million in the first quarter of 2009. The EBITDA margin for the power segment decreased from 6.6% to 2.7%. Depreciation, depletion and amortization in power segment in the second quarter of 2009 decreased 22.2%, compared to the first quarter of 2009, from $4.5 million to $3.5 million.

Vladimir Polin noted: «From the very beginning of global financial and economic crisis we witness a power consumption decline that in the second quarter was further affected by overall seasonal decrease of power and heat energy consumption and generation. We work on costs reduction, fuel factor decrease and reaching of synergy between segments. In virtue of range of measures implemented in this area we managed to keep showing results that exceed average all-Russian figures and the segment still demonstrates operating profit».

Recent Highlights

•	In July 2009 Mechel announced that electric furnace No. 1 at Tikhvin Ferroalloy Smelting Plant (JSC “TFZ”) has been commissioned. JSC “TFZ” is a subsidiary of Oriel Resources Ltd. (Great Britain). Electric furnace No. 1 that has been commissioned at JSC “TFZ” became the last of the four units at the plant put into continuously operating regime. Thus, Mechel increases its output of high quality ferrochrome, an alloy required to produce stainless and special steels.

•	In July 2009 Mechel announced successful closing of the deal for refinancing its short-term credit facilities totaling 2.6 billion US dollars raised to purchase assets in Yakutia and Oriel Resources Ltd. Mechel has become the first Russian company which managed to refinance its significant credit facilities with foreign banks by means of long-term instruments and, moreover, it was done on acceptable and favorable terms.

•	In July 2009 Mechel announced that it has competed placement of its non-convertible, interest bearing, certificated bearer bonds of 04 series for RUR 5.0 billion. The placement was arranged by public offering in the form of tender on the coupon rate and complied with the terms and procedure provided for in the Resolution on the securities issue and Prospectus. The total quantity of the placed securities was 5,000,000 bonds with the nominal value of RUR 1,000.00 each. The first coupon rate was established at 19% p.a.

•	In August 2009 Mechel announced the Memorandum of Cooperation signing with Mitsui & Co. Corporation. In this connection the parties are planning to realize cooperation in different directions, among which – marketing and sale of metal production and resources, including coal, all types of ferroalloys, pig iron, billet and other types of iron and steel products. Joint investment projects are also planned, among which organization of joint ventures in the sphere of primary goods production, production of ferrous and non-ferrous metallurgy, sales and distribution.

•	In August 2009 Mechel announced establishing its official representative office in Seoul, the Republic of Korea. Currently Mechel’s representative office in the Republic of Korea (South Korea) is the first Russian corporate representative office in the mining and metals industry in the country. The representative office of the company will support Mechel’s business in the Republic of Korea, interact directly with South Korean partners, promote establishing new business contacts and assist in broadening Mechel’s activities in South Korea.

•	In September 2009 Mechel announced commissioning of the new production line for cold-deformed reinforcement wire at its Beloretsk Metallurgical plant (BMP) subsidiary. New set of equipment from GCR company, Italy with annual capacity of 36 000 tons allows Beloretsk Metallurgical Plant to start production of a brand new class of products – reinforcing wire with 4-12mm diameter used for construction.

•	In October 2009 Mechel announced establishing its official representative office in Tokyo, Japan. The representative office of the company will support Mechel’s business in Japan, including conducting market researches, arranging meeting with partners and searching for new ones, advertising the Group’s products, and performing representative functions.

•	In October Mechel announced that it has completed placement of non-convertible interest-bearing documentary bonds of 05 series with total value of RUR 5 billion. Placement was performed by public subscription under the terms and conditions of Securities Prospectus and Decision on Securities Issuance through collection of purchasers’ applications for fixed-price purchase of bonds with coupon rate for the first coupon period. Securities offered in the amount of 5 million, nominal value of each bond being 1 000 rubles. Coupon rate for the first coupon period set at 12.5% per annum.

Igor Zyuzin concluded: «Generally the first half of 2009 was the most challenging period for Mechel during the crisis. Significant efforts were required to adopt the company to deteriorated global economy, to protect the production from shutdowns and then to restore it to pre-crisis levels as promptly as possible. Nevertheless, we succeeded not just to save our business but we also found new sources and methods of costs cutting and productivity enhancement, became more active and flexible in sales, approached new geographical markets, optimized logistics. It was illustrated by the fact that Mechel has become the first Russian industrial company which managed to refinance its debt portfolio with international banks syndicate, and thus has secured company’s stability and further development capability. And that is why today the company is able to fully benefit from current economy stabilization and to increase its shareholder value».

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the first half of 2009 amounted to $223.2 million, of which $86.3 million was invested in the mining segment, $121.5 million was invested in the steel segment, $13.1 million was invested in the ferroalloy segment and $2.2 million was invested in the power segment.

In the first half of 2009 Mechel spent $5.1 million on acquisitions, including $4.1 million spent on acquisition of minority interest in other subsidiaries.

As of June 30, 2009 total debt was at $5,919.6 million. Cash and cash equivalents amounted to $822.4 million at the end of the first half of 2009 and net debt amounted to $5,097.2 million (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 9:00 a.m. New York time (2:00 p.m. London time, 5:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 2009 First Quarter Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1H 2009	1H 2008
Net income	(471,378)	1,101,773

Add:
Depreciation, depletion and amortization	172,300	231,184
Interest expense	230,629	118,734
Income taxes	(35,886)	428,229

Consolidated EBITDA	(104,335)	1,879,919

Substract:
Forex gain/loss	(287 834)	133,455

EBITDA FX adjusted	183 499	1,746,464

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1H 2009	1H 2008
Revenue, net	2,460,220	5,349,246

EBITDA	(104,335)	1,879,919

EBITDA margin	-4.2%	35.1%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	June 30, 2009		December 31, 2008
(unaudited)

ASSETS
Cash and cash equivalents	$822 357	$	254 839
Accounts receivable, net of allowance for doubtful accounts of $96,719 as of June 30, 2009 and $110,613 as of December 31, 2008	364 873		406 740
Due from related parties	8 739		22 180
Inventories	951 208		1 365 109
Deferred income taxes	30 110		22 047
Prepayments and other current assets	469 745		606 354
Short-term investments in related parties	94 329		67 907

Total current assets	2 741 361		2 745 176
Long-term investments in related parties	81 180		80 408
Other long-term investments	23 518		472 772
Intangible assets, net	6 539		6 956
Property, plant and equipment, net	4 223 626		4 277 841
Mineral licenses, net	2 971 876		3 430 642
Other non-current assets	42 744		57 844
Deferred income taxes	75 204		27 551
Goodwill	1 864 735		910 444

Total assets	$12 030 784	$	12 009 634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt (including debt of $0 with loan covenant violations as of June 30, 2009 and $4,233,751 as of Decemer 31, 2008)	$3 598 986		$5 149 415
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	564 566		688 702
Advances received	102 337		125 042
Accrued expenses and other current liabilities	149 320		143 587
Taxes and social charges payable	134 062		131 241
Unrecognized income tax benefits	21 074		27 176
Due to related parties	1 398		1 588
Asset retirement obligation, current portion	6 327		6 387
Deferred income taxes	16 812		17 785
Deferred revenue	6 795		1 776
Pension obligations, current portion	25 510		28 960
Dividends payable	212 843		4 919
Finance lease liabilities, current portion	34 780		14 891

Total current liabilities	4 874 810		6 341 469
Long-term debt, net of current portion	2 320 627		219 816
Asset retirement obligations, net of current portion	65 190		65 217
Pension obligations, net of current portion	181 750		158 070
Deferred income taxes	746 429		841 214
Finance lease liabilities, net of current portion	50 836		54 161
Commitments and contingencies
Other long-term liabilities	58 069		8 026
SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of June 30 2009 and December 31, 2008)	133 507		133 507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of June 30, 2009)	25 314		—
Additional paid-in capital	915 388		415 070
Accumulated other comprehensive loss (income)	(236 903)		158 937
Retained earnings	2 643 853		3 323 298

Equity attributable to shareholders of Mechel OAO	3 481 159		4 030 812
Equity attributable to non-controlling interests	251 913		290 849
Total equity	3 733 072		4 321 661

Total liabilities and shareholders’ equity	$12 030 784		$12 009 634

Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)	6 months ended June 30,
	2009	2008
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $34,110 and $49,876 during six months 2009 and 2008, respectively)	$2460220	$5349246
Cost of goods sold (including related party amounts of $2,895 and $6,807 during six months 2009 and 2008, respectively)	(1 774 384)	(2 718 611)

Gross profit	685836	2630635
Selling, distribution and operating expenses:
Selling and distribution expenses	(475 187)	(663606)
Taxes other than income tax	(42479)	(85 133)
Accretion expense	(3675)	(1667)
Loss on write-off of property, plant and equipment	(3 493)	—
Allowance for doubtful accounts	6704	269
General, administrative and other operating expenses	(208 649)	(274112)

Total selling, distribution and operating expenses	(726 779)	(1024251)

Operating (loss) income	(40943)	1606384
Other income and (expense):

Income (loss) from equity investments	1146	(7 700)
Interest income	6083	6737
Interest expense	(230 629)	(118734)
Other income (expenses), net	25098	(5 339)
Foreign exchange (loss) gain	(287 834)	133455

Total other income and (expense), net	(486 137)	8419

(Loss) income before income tax, non-controlling interest	(527080)	1614804
Income tax benefit (expense)	35886	(428229)

Loss (Income) from continuing operations	(491 195)	1186574
Less: Net loss (income) attributable to non-controlling interests	19817	(84 801)

Net (loss) income attributable to shareholders of Mechel OAO	$(471 378)	$1101773

Currency translation adjustment	(389742)	132925
Change in pension benefit obligation	(2721)	—
Adjustment of available-for-sale securities	(3377)	(3 641)
Comprehensive loss (income)	(867 218)	1231057

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	For 6 months ended June 30,
	2009		2008
	(unaudited)		(unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(471 378)	$	1 101 773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	145 945		175 784
Depletion and amortization	26 355		55 400
Foreign exchange loss (gain)	287 834		(133 455)
Deferred income taxes	(58 009)		(3 724)
Release of allowance for doubtful accounts	(6 704)		(269)
Inventory write-down	(118 121)		-
Accretion expense	877		1 667
Loss on write-off of property, plant and equipment	3 493		-
Minority interest	(19 817)		84 802
Change in undistributed earnings of equity investments	(1 146)		7 700
Non-cash interest on long-term tax and pension liabilities	7 571		10 922
Loss on sale of property, plant and equipment	1 309		2 879
Gain on sale of investments	(64)		(4 305)
Gain on accounts payable with expired legal term	(1 208)		-
Gain on forgiveness of fines and penalties	(1 216)		-
Amortization of loan origination fee	17 307		9 326
Gain resulting from remeasurement of the transferred preferred stock	(13 664)		-
Pension service cost and amortization of prior period service cost	4 208		5 008
Net change before changes in working capital	(196 428)		1 313 508

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	38 443		(263 678)
Inventories	472 770		(354 051)
Trade payable to vendors of goods and services	(96 986)		62 422
Advances received	(20 438)		23 314
Accrued taxes and other liabilities	(6 339)		239 137
Settlements with related parties	13 740		(32 407)
Deferred revenue and cost of inventory in transit, net	8 958		(4 983)
Other current assets	169 741		(33 429)
Prepayments to non-state pension funds	(6 642)		(5 110)
Unrecognized income tax benefits	(4 965)		(707)
Net cash provided by operating activities	371 854		944 016

Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	-		(1 430 503)
Acquisition of Ductil Steel S.A., less cash acquired	-		(197 622)
Acquisition of HBL, less cash acquired	(8 387)		-
Acquisition of the BCG Companies, less cash acquired	9 812		-
Acquisition of other investments, less cash acquired	(2 418)		-
Acquisition of minority interest in subsidiaries	(4 119)		(38 346)
Investments in other marketable securities	-		(380)
Investments in assets trust management by affiliates	(30 241)		-
Proceeds from disposal of investments in affiliates	2 069		-
Proceeds from disposal of non-marketable equity securities	6 913		7 865
Proceeds from other long-term investment	(133 854)		-
Repayments of short-term loans issued	73 322		-
Proceeds from disposals of property, plant and equipment	347		2 003
Purchases of mineral licenses	(1 164)		(1 705)
Purchases of property, plant and equipment	(222 008)		(461 119)
Net cash used in investing activities	(309 728)		(2 119 807)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	909 134		4 387 110
Repayment of short-term borrowings	(1152602)		(3 158 232)
Proceeds from long-term debt	859 812		39 407
Repayment of long-term debt	(8 673)		(7 921)
Repayment of obligations under finance lease	(9 919)		(12 844)
Net cash provided by (used in) financing activities	597 752		1 247 520

Effect of exchange rate changes on cash and cash equivalents	(92 359)		9 759

Net increase (decrease) in cash and cash equivalents	567 519		81 488

Cash and cash equivalents at beginning of period	254 838		236 779
Cash and cash equivalents at end of period	$822 357	$	318 267